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                      TERMINATION AGREEMENT

          THIS TERMINATION AGREEMENT is hereby entered into this 2nd day of November, 1995, between Stratford Acquisition Corp., a Minnesota corporation, hereinafter referred to "SAC" and Herbert
G. Adams, an individual, hereinafter referred to as the "HGA."

          This agreement terminates the Consulting Agreement date
July 21, 1995, between the parties wherein HGA was retained as a consultant to SAC.

          SAC acknowledges that HGA has performed his obligations in a noble manner during his short tenure as a consultant to SAC and his advice to the Board of Directors proved to be an invaluable aid in initiating the operations of SAC. SAC further acknowledges that HGA's current medical condition is such that it would be in his best interest to be relieved from the obligations imposed upon him by the terms of the Consulting Agreement.

          Therefore, by mutual agreement of the parties, the foregoing Consulting Agreement is hereby terminated, set aside and held for naught; and, further, HGA is entitled to keep and shall keep all shares of stock issued to him pursuant to the Consulting Agreement and further is entitled to keep and shall keep all sums of money paid to him pursuant to the terms of the Consulting Agreement.

          IN WITNESS WHEREOF, this Termination Agreement has been duly executed and the parities, on the date first above written.

                              STRATFORD ACQUISITION CORP.

                              BY: /s/ Arthur Smith, President


                              /s/ Herbert G. Adams